Exhibit 99.1

SEMILUX INTERNATIONAL Ltd.

INDIVIDUAL BALANCE SHEETS

JUNE 30, 2025, DECEMBER 31, 2024 AND JUNE 30, 2024

(Expressed in thousands of New Taiwan dollars)

			June 30, 2025		December 31, 2024		June 30, 2024
	Assets	Notes	AMOUNT	%	AMOUNT	%	AMOUNT	%
	Current assets
1100	Cash and cash equivalents	6(1)	$53,349	18	$117,748	37	$150,108	36
1136	Current financial assets at amortised cost	6(2) and 8	82,399	28	82,000	26	97,350	23
1170	Accounts receivable, net	6(3)	3,454	1	6,557	2	4,714	1
1220	Current tax assets		-38,739	-12	-40,905	-12	2,082	1
130X	Inventories	6(4)	13,516	4.5	15,961	5	38,120	9
1410	Prepayments		2,616	1	2,455	1	3,407	1
1470	Other current assets	6(5)	63,208	21	14,085	4	46,536	11
11XX	Current Assets		179,803	60	197,901	63	342,317	82
	Non-current assets
1600	Property, plant and equipment	6(6)	53,056	18	43,279	14	48,264	11
1755	Right-of-use assets	6(8)	19,374	7	25,664	8	9,024	2
1840	Deferred income tax assets	6(22)	1,852	0	698	0	7,280	2
1900	Other non-current assets	6(7)	44,317	1	47,622	1	11,183	3
15XX	Non-current assets		118,599	40	117,263	37	75,751	18
1XXX	Total assets		$298,402	100	$315,164	100	$418,068	100

(Continued)

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SEMILUX INTERNATIONAL Ltd.

INDIVIDUAL BALANCE SHEETS

JUNE 30, 2025, DECEMBER 31, 2024 AND JUNE 30, 2024

(Expressed in thousands of New Taiwan dollars)

			June 30, 2025		December 31, 2024		June 30, 2024
	Liabilities and Equity	Notes	AMOUNT	%	AMOUNT	%	AMOUNT	%
	Current liabilities
2100	Short-term borrowings	6(9) and 8	$90,000	30	$90,000	29	$90,000	21
2130	Current contract liabilities	6(15)	42	0	52	0	177	-
2170	Accounts payable		151	0	16	0	346	-
2200	Other payables		0	0	0	0	11,561	3
2220	Other payables to related parties	7(2)	0		0	0	2,487	1
2280	Current lease liabilities	6(8)	13,416	5	12,190	4	5,562	1
2320	Long-term liabilities, current portion	6(10)	6,226	2	13,118	4	10,910	3
2399	Other current liabilities, others		3,363	1	-60,513	-19	551	-
21XX	Current Liabilities		113,198	38	54,863	17	121,594	29
	Non-current liabilities
2540	Long-term borrowings	6(10) and 8	30,757	10	43,876	10	36,983	9
2570	Deferred income tax liabilities	6(22)	-				3,645	1
2580	Non-current lease liabilities	6(8)	13,416	5	13,474	4	3,259	1
25XX	Non-current liabilities		44,173	14	57,350	18	43,887	11
2XXX	Total Liabilities		157,371	53	112,213	35	165,481	40
	Equity attributable to owners of parent
	Share capital	6(12)
3110	Share capital - common stock		281,510	94	281,510	89	281,510	67
	Capital surplus	6(13)
3200	Capital surplus		46,365	16	46,365	25	46,365	11
	Retained earnings	6(14)	(173,377)	58	(124,924)	40
3310	Legal reserve					4	13,956	3
3350	Accumulated deficit		(13,467)	5		53	(89,244)	(21)
3XXX	Total equity		141,031	47	202,951	14	252,587	60
	Significant Contingent Liabilities and Unrecognised Contract Commitments	9
	Significant Events after the Balance Sheet Date	11
3X2X	Total liabilities and equity		$298,402	100	$315,164	100	$418,068	100

The accompanying notes are an integral part of these individual financial statements.

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SEMILUX INTERNATIONAL Ltd.

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except for losses per share)

			Six months ended June 30
			2025		2024
	Items	Notes	AMOUNT	%	AMOUNT	%
4000	Sales revenue	6(15)	12,231	100	$16,226	100
5000	Operating costs	6(4)(20)(21)	(24,381)	199	(28,428)	(175)
5900	Net operating margin		(12,150)	99	(12,202)	(75)
	Operating expenses	6(20)(21)
6100	Selling expenses		(5,831)	48	(6,337)	(39)
6200	General and administrative expenses		(12,843)	105	(19,251)	(119)
6300	Research and development expenses		(18,420)	151	(17,586)	(108)
6450	Impairment gain and reversal of impairment loss	12(2)			-	-
6000	Total operating expenses		(37,094)	303	(43,174)	(266)
6900	Operating loss		(49,244)	402	(55,376)	(341)
	Non-operating income and expenses
7100	Interest income	6(16)	1,696	14	6,233	38
7010	Other income	6(17)	526	4	468	3
7020	Other gains and losses	6(18)	(7,868)	64	14,330	88
7050	Finance costs	6(19)	474	4	(1,480)	(9)
7000	Total non-operating income and expenses		(5,172)	42	19,551	120
7900	Loss before income tax		(54,416)	445	(35,825)	(221)
7950	Income tax benefit	6(22)	163	1	114	1
8200	Loss for the period		$(54,253)	444	$(35,711)	(220)
8300	Total other comprehensive income for the period				$-	-
8500	Total comprehensive loss for the period		$(54,253)	444	$(35,711)	(220)

	Basic losses per share	6(23)
9750	Total basic losses per share		$(1.93)		$(1.27)
	Diluted losses per share	6(23)
9850	Total diluted losses per share		$(1.93)		$(1.27)

The accompanying notes are an integral part of these individual financial statements.

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SEMILUX INTERNATIONAL Ltd.

INDIVIDUAL STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

				Retained Earnings
	Notes	Share capital - common stock	Capital surplus, additional paid-in capital	Legal reserve	Unappropriated retained earnings (accumulated deficit)	Total equity
Six months ended June 30, 2024
Balance at January 1, 2024		$281,510	$46,365	$13,956	$(53,533)	$(288,298)
Loss for the period		-	-	-	(35,711)	(35,711)
Other comprehensive income		-	-	-	-	-
Total comprehensive loss		-	-	-	(35,711)	(35,711)
Appropriation and distribution of retained earnings:	6(14)
Legal reserve					( )
Balance at June 30, 2024		$281,510	$46,365	$13,956	$(89,244)	$252,587
Six months ended June 30, 2025
Balance at January 1, 2025		$281,510	$46,365		(124,924)	202,951
Loss for the period		-	-		(54,253)	(54,253)
Other comprehensive income		-	-	-
Total comprehensive loss		-	-	-	(54,253)	(54,253)
Balance at June 30, 2025					(173,377)	141,031

The accompanying notes are an integral part of these individual financial statements.

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SEMILUX INTERNATIONAL Ltd.

INDIVIDUAL STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars)

		Six months ended June 30
	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(54,416)	$(35,825)
Adjustments
Adjustments to reconcile profit (loss)
Depreciation expense - property, plant and equipment	6(20)		13,179
Expected credit impairment gain	12(2)		-
Interest expense	6(19)	1,536	1,480
Interest income	6(16)	(1,696)	(6,233)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets at amortised cost		(399)	(5,235)
Accounts receivable		3,103	808
Inventories		2,445	7,155
Prepayments		(161)	1,485
Other receivables		( )	(21)
Other current assets		14,405	(17,060)
Other non - current assets			-
Changes in operating liabilities
Current contract liabilities		(10)	78
Accounts payable		135	317
Other payables			323
Other payables to related parties			2,487
Other current liabilities		3	6
Cash outflow generated from operations		(35,055)	(37,056)
Interest received		5,581	6,233
Interest paid		(1,246)	(1,397)
Income tax paid			(288)
Net cash flows used in operating activities		(30,720)	(32,508)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	6(24)	(16,222)	(12,301)
Decrease (increase) in guarantee deposits received			20
Net cash flows used in investing activities		(16,222)	(12,281)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	6(25)	9,000	8,000
Decrease in short-term loans	6(25)	(9,000)	(8,000)
Payments of lease liabilities	6(25)	(10,564)	(4,988)
Repayments of long-term debt	6(25)	(6,893)	(2,580)
Net cash flows used in financing activities		(17,457)	(7,568)
Net decrease in cash and cash equivalents		(64,399)	(52,357)
Cash and cash equivalents at beginning of period		117,748	202,465
Cash and cash equivalents at end of period		$53,349	$150,108

The accompanying notes are an integral part of these individual financial statements.

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SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

1.	History and Organization

Semilux International Ltd. (the “Company”) is primarily engaged in the development, integration, and commercialization of unmanned aerial vehicle (UAV) systems, defense-related technologies, and associated components and solutions. The Company collaborates with U.S.-based UAV manufacturers and technology partners to jointly pursue market opportunities in Taiwan.

2.	The Date of Authorisation for Issuance of the Financial Statements and Procedures for Authorisation

These individual financial statements were reported to the Board of Directors on October 30, 2024.

3.	Application of New Standards, Amendments and Interpretations

(1)	Effect of the adoption of new issuances of or amendments to International Financial Reporting Standards (“IFRS®”) Accounting Standards that came into effect as endorsed by the Financial Supervisory Commission (“FSC”)

New standards, interpretations and amendments endorsed by FSC and became effective from 2024 are as follows:

New Standards, Interpretations and Amendments	Effective date by International Accounting Standards Board
Amendments to IFRS 16, ‘Lease liability in a sale and leaseback’	January 1, 2024
Amendments to IAS 1, ‘Classification of liabilities as current or non-current’	January 1, 2024
Amendments to IAS 1, ‘Non-current liabilities with covenants’	January 1, 2024
Amendments to IAS 7 and IFRS 7, ‘Supplier finance arrangements’	January 1, 2024

The above standards and interpretations have no significant impact to the Company’s financial condition and financial performance based on the Company’s assessment.

(2)	Effect of new issuances of or amendments to IFRS Accounting Standards as endorsed by the FSC but not yet adopted by the Company

New standards, interpretations and amendments endorsed by the FSC effective from 2025 are as follows:

New Standards, Interpretations and Amendments	Effective date by International Accounting Standards Board
Amendments to IAS 21, ‘Lack of exchangeability’	January 1, 2025

The above standards and interpretations have no significant impact to the Company’s financial condition and financial performance based on the Company’s assessment.

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SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

(3)	IFRS Accounting Standards issued by IASB but not yet endorsed by the FSC

New standards, interpretations and amendments issued by IASB but not yet included in the IFRS Accounting Standards as endorsed by the FSC are as follows:

New Standards, Interpretations and Amendments	Effective date by International Accounting Standards Board
Amendments to IFRS 9 and IFRS 7, ‘Amendments to the classification and measurement of financial Instruments’	January 1, 2026
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by International Accounting Standards Board
IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendments to IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendment to IFRS 17, ‘Initial application of IFRS 17 and IFRS 9 – comparative information’	January 1, 2023
IFRS 18, ‘Presentation and disclosure in financial statements’	January 1, 2027
IFRS 19, ‘Subsidiaries without public accountability: disclosures’	January 1, 2027
Annual Improvements to IFRS Accounting Standards—Volume 11	January 1, 2026

Except for the following, the above standards and interpretations have no significant impact to the Company’s financial condition and financial performance based on the Company’s assessment.

IFRS 18, ‘Presentation and disclosure in financial statements’ replaces IAS 1. The standard introduces a defined structure of the statement of profit or loss, disclosure requirements related to management-defined performance measures, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes.

4.	Summary of Material Accounting Policies

The principal accounting policies adopted are consistent with Note 4 in the individual financial statements for the year ended December 31, 2024, except for the compliance statement, basis of preparation, basis of consolidation and additional policies as set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

(1)	Compliance statement

The individual financial statements have been prepared in accordance with the “Business Entity Accounting Act” and the International Accounting Standard 34, ‘Interim financial reporting’ that came into effect as endorsed by the FSC.

(2)	Basis of preparation

A.	The individual financial statements have been prepared under the historical cost convention.

B.	The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

(3)	Employee benefits

Pension cost for the interim period is calculated on a year-to-date basis by using the pension cost rate derived from the actuarial valuation at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-off events. Also, the related information is disclosed accordingly.

(4)	Income tax

The interim period income tax expense is recognised based on the estimated average annual effective income tax rate expected for the full financial year applied to the pretax income of the interim period, and the related information is disclosed accordingly.

5.	Critical Accounting Judgements, Estimates and Key Sources of Assumption Uncertainty

There have been no significant changes as of June 30, 2025. Please refer to Note 5 in the individual financial statements for the year ended December 31, 2024.

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SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

6.	Details of Significant Accounts

(1)	Cash and cash equivalents

	June 30, 2025	December 31, 2024	June 30, 2024
Cash on hand and revolving funds	469	444	242
Checking accounts and demand deposits	23,579	51,551	20,066
Time deposits	29,300	65,570	129,800
	$53,348	$117,565	$150,108

A.	The Company transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

B.	On June 30, 2025, December 31, 2024 and June 30, 2024, the Company had restricted cash and cash equivalents due to short-term borrowings classified as “financial assets at amortised cost”, please refer to Notes 6(2) and 8 for details.

C.	The Company has no cash and cash equivalents pledged to others.

(2)	Financial assets at amortised cost

Items	June 30, 2025	December 31, 2024	June 30, 2024
Current items:
Restricted deposit	$82,400	$82,132	$97,350

A.	Amounts recognised in profit or loss in relation to financial assets at amortised cost are listed below:

	Six months ended	Six months ended
	30-Jun-25	30-Jun-24
Interest income	$1,696	$2,480

B.	As at June 30, 2025, December 31, 2024 and June 30, 2024, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortised cost held by the Company is the amount of the financial assets at amortised cost.

C.	Details of the Company’s financial assets at amortised cost pledged to others as collateral are provided in Note 8.

D.	Information relating to credit risk of financial assets at amortised cost is provided in Note 12(2).

(3)	Notes and accounts receivable

	June 30, 2025	December 31, 2024	June 30, 2024
Accounts receivable	3,690	6,468	4,722
Less: Allowance for uncollectible accounts			-8
	$3,690	$6,468	$4,714

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SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

A.	The ageing analysis of accounts receivable and notes receivable that were past due but not impaired is as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
	Accounts receivable	Accounts receivable	Accounts receivable
Not past due	2,864	6,232	3,882
Up to 30 days	510	236	731
31 to 90 days	293		101
91 to 180 days	23	-	-
181 to 270 days	-	-	-
271 to 360 days	-	-	-
Over 361 days			8
	$3,690	$6,468	$4,722

The above ageing analysis was based on past due date.

B.	As of June 30, 2025, December 31, 2024 and June 30, 2024 and January 1, 2024, the balances of receivables from contracts with customers amounted to $3,690, $6,468, $4,722, and $5,521, respectively.

C.	As of June 30, 2024, December 31, 2023 and June 30, 2023, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Company’s accounts receivable was the amount of the Company’s accounts receivable.

D.	The Company did not hold any collateral as security.

E.	Information relating to credit risk of accounts receivable and notes receivable is provided in Note 12(2).

(4)	Inventories

	30-Jun-25
	Cost	Allowance for valuation loss	Book value
Raw materials	7,094	-4,794	2,300
Work in progress	18,213	-13,566	4,647
Finished goods	32,108	-22,754	9,354
	$57,415	$-41,114	$16,301

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SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

	31-Dec-24
	Cost	Allowance for Valuation loss	Book value
Raw materials	7,713	-5,622	2,091
Work in progress	17,909	-13,086	4,823
Finished goods	34,239	-25,192	9,047
	$59,861	$-43,900	$15,961

	30-Jun-24
	Cost	Allowance for valuation loss	Book value
Raw materials	8,500	-4,725	3,775
Work in progress	19,148	-11,906	7,242
Finished goods	46,872	-19,769	27,103
	$74,520	$-36,400	$38,120

The cost of inventories recognized as expense for the period:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Cost of goods sold	22,038	14,090
Loss on decline in market value	1,076	12,302
Unallocated overheads	1,648	2,036
	$24,762	$28,428

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SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

(5)	Other current assets

	June 30, 2025	December 31, 2024	June 30, 2024
Payment on behalf of others	2,441	18,907	46,172
Others	175	7	364
	$63,208	$14,085	$46,536

(6)	Property, plant and equipment

	Six months ended June 30, 2025
Cost	Opening balance	Additions	Reductions	Ending balance
Machinery	107,984	0	0	107,984
Others	12,323	2,192	0	14,515
	$120,307	$2,192	$0	$122,499
Accumulated depreciation
Machinery	-61,946	0	0	-61,946
Others	-4,749	-555	0	-5,304
	$-66,695	$-555	$0	$-67,250
	$43,279			$53,056

	Six months ended June 30, 2024
Cost	Opening balance	Additions	Reductions	Ending balance
Machinery	91,594	3,880	-160	95,314
Others	7,829	4,404	-1,069	11,164
	$99,423	$8,284	$-1,229	$106,478
Accumulated depreciation
Machinery	-47,185	-7,202	160	-54,227
Others	-4,242	-814	1,069	-3,987
	$-51,427	$-8,016	$1,229	$-58,214
	$47,996			$48,264

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SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

(7)	Other non-current assets

	June 30, 2025	December 31, 2024	June 30, 2024
Prepayments for equipment	39,974	43,279	5,418
Refundable deposit	-	-	5,765
Others	4,343	4,343	-
	$44,317	$47,622	$11,183

(8)	Leasing arrangements – lessor

A.	The Company leases various assets including land, buildings, machinery and equipment, business vehicle. Rental contracts are typically made for periods of 2 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

B.	The carrying amount of right-of-use assets and the depreciation charge are as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
	Carrying amount	Carrying amount	Carrying amount
Buildings	17,660	3,342	6,822
Transportation equipment (Business vehicles)	0	950	2,202
	$17,660	$4,292	$9,024

	Six months ended June 30, 2025	Six months ended June 30, 2024
	Depreciation charge	Depreciation charge
Buildings	5,346	4,218
Transportation equipment (Business vehicles)	780	945
	$5,163	$5,163

C.	For the six months ended June 30, 2025 and 2024, the additions to right-of-use assets were $19,374 and $9,024, respectively.

D.	The information on profit and loss accounts relating to lease contracts is as follows:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Items affecting profit or loss
Interest expense on lease liabilities	$239	$93

E.	For the six months ended June 30, 2025 and 2024, the Company’s total cash outflow for leases were $5,386 and $5,284, respectively.

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SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

(9)	Short-term borrowings

Type of borrowings	30-Jun-25	Interest rate range	Collateral
Bank borrowings
Secured borrowings	$90,000	1.93%~2.55%	Time deposits, Credit Guarantee Fund

Type of borrowings	31-Dec-24	Interest rate range	Collateral
Bank borrowings
Secured borrowings	$90,000	1.93%~2.55%	Time deposits, Credit Guarantee Fund

Type of borrowings	30-Jun-24	Interest rate range	Collateral
Bank borrowings
Secured borrowings	$90,000	1.93%~2.55%	Time deposits, Credit Guarantee Fund

Short-term borrowings collateral is provided in Note 8.

(10)	Long-term borrowings

Type of borrowings	Borrowing periodand repayment term	Interest rate range	Collateral	30-Jun-25
Long-term bank borrowings
Secured borrowings	Borrowing period is from December 5, 2022 to December 5, 2027; interest is repayable monthly.	2.28%	(Note 2)	15,800
Unsecured borrowings	Borrowing period is from August 21, 2020 to October 18, 2028; interest is repayable monthly.	2.13%~2.22%	(Note 1)	42,500

Less: Current portion				6,226
				$30,757

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SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

Type of borrowings	Borrowing periodand repayment term	Interest rate range	Collateral	31-Dec-24
Long-term bank borrowings
Secured borrowings	Borrowing period is from December 5, 2022 to December 5, 2027; interest is repayable monthly.	2.28%	(Note 2)	15,800
Unsecured borrowings	Borrowing period is from August 21, 2020 to October 18, 2028; interest is repayable monthly.	1.81%~2.10%	(Note 1)	41,194

Less: Current portion				13,118
				$43,876

Type of borrowings	Borrowing periodand repayment term	Interest rate range	Collateral	30-Jun-24
Long-term bank borrowings
Secured borrowings	Borrowing period is from December 5, 2022 to December 5, 2027; interest is repayable monthly.	2.28%	(Note 2)	11,060
Unsecured borrowings	Borrowing period is from August 21, 2020 to October 18, 2028; interest is repayable monthly.	2.13%~2.22%	(Note 1)	36,833

Less: Current portion				10,910
				$36,983

Note 1:	The mentioned borrowings are guaranteed by the Small & Medium Enterprise Credit Guarantee Fund of Taiwan.

Note 2:	Long-term borrowings collateral is provided in Note 8.

(11)	Pensions

A.	Effective July 1, 2005, the Company has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment.

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SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

B.	The pension costs under defined contribution pension plans of the Company for the six months ended June 30, 2025 and 2024 were $1,108 and $1,224, respectively.

(12)	Share capital

As of June 30, 2025, the Company’s authorized capital was $1,000,000 thousand, consisting of 1,000 thousand shares of ordinary stock, and the paid-in capital was $281,510 with a par value of $10 (in dollars) per share.

Movements in the number of the Company’s ordinary shares outstanding are as follows:

	2025	2024
At June 30	$28,151	$28,151

(13)	Capital surplus

Pursuant to the R.O.C. Company Act, capital surplus arising from paid-in capital in excess of par value on issuance of common stocks and donations can be used to cover accumulated deficit or to issue new stocks or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficit. However, capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

	2025
	Share premium	Employee restricted shares	Total
At June 30	$32,416	$13,949	$46,365

	2024
	Share premium	Employee restricted shares	Total
At June 30	$32,416	$13,949	$46,365

(14)	Retained earnings

A.	Under the Company’s Articles of Incorporation, the current year’s earnings, if any, shall first be used to pay all taxes and offset prior years’ operating losses and then 10% of the remaining amount shall be set aside as legal reserve. The remainder, if any, to be retained or to be appropriated shall be resolved by the stockholders at the stockholders’ meeting.

B.	Except for covering accumulated deficit or issuing new stocks or cash to shareholders in proportion to their share ownership, the legal reserve shall not be used for any other purpose. The use of legal reserve for the issuance of stocks or cash to shareholders in proportion to their share ownership is permitted, provided that the distribution of the reserve is limited to the portion in excess of 25% of the Company’s paid-in capital.

C.	The Company’s dividend policy is summarized below: as the Company operates in a volatile business environment and is in the stable growth stage, the residual dividend policy is adopted taking into consideration the Company’s financial structure, operating results and future expansion plans.

~15~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

D.	On June 30, 2024, the stockholders resolved the distribution of 2023 earnings as follows:

	Year ended December 31, 2024
	Amount	Dividend per share (NT$)
Legal reserve	$0
Cash dividends	0	$-
	$0

E.	As of December 31, 2023, the Company had an accumulated deficit, thus, there were no retained earnings that could be distributed.

F.	Information relating to employees’ compensation and directors’ and supervisors’ remuneration is provided in Note 6(21).

(15)	Operating revenue

	Six months ended June 30, 2025	Six months ended June 30, 2024
Revenue from contracts with customers	$12,231	$16,226

A.	Disaggregation of revenue from contracts with customers

The Company derives revenue from the transfer of goods and services over time and at a point in time in the following major product lines and geographical regions:

	Mainland China		Taiwan		Germany	Others
Six months ended June 30, 2025	Optical filter	Optical filter module	Optical filter	Others- QLED	Optical filter	Optical filter	Total
Revenue from external customer contracts Timing of revenue recognition	$6,336	$2,464	$870	$0	$2,240	$326	$12,231
At a point in time	$6,336	$2,464	$870	$0	$2,240	$326	$12,231

	Mainland China		Taiwan		Germany	Others
Six months ended June 30, 2024	Optical filter	Optical filter module	Optical filter	Others- QLED	Optical filter	Optical filter	Total
Revenue from external customer contracts Timing of revenue recognition	$4,433	$4,486	$241	$718	$5,620	$728	$16,226
At a point in time	$4,433	$4,486	$241	$718	$5,620	$728	$16,226

~16~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

B.	Contract liabilities

The Company has recognised the following revenue-related contract liabilities:

	30-Jun-25	31-Dec-24	30-Jun-24	1-Jan-24
Contract liabilities	-	-	$177	-

C.	Revenue recognised that was included in the contract liability balance at the beginning of the period

	Six months ended June 30, 2025	Six months ended June 30, 2024
Revenue recognised that was included in the contract liability balance at the beginning of the period	-	$99

(16)	Interest income

	Six months ended June 30, 2025	Six months ended June 30, 2024
Interest income from bank deposits	1,678	6,210
Other interest income	18	23
	$1,696	$6,233

(17)	Other income

	Six months ended June 30, 2025	Six months ended June 30, 2024
Government grants	1,944	326
Other income	621	142
	$2,565	$468

(18)	Other gains and losses

	Six months ended June 30, 2025	Six months ended June 30, 2024
Foreign exchange gains	-7,868	14,389
Miscellaneous disbursements	-	-59
	$-7,868	$14,330

(19)	Finance costs

	Six months ended June 30, 2025	Six months ended June 30, 2024
Interest expense
Bank borrowings	1,324	1,387
Lease liabilities	239	93
	$1,563	$1,480

~17~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

(20)	Expenses by nature

	Six months ended June 30, 2025
	Operating Cost	Operating Expense	Total
Employee benefit expense	12,182	16,599	28,781
Depreciation charges on property, plant and equipment	8,493	1,775	10,268
	$20,675	$18,374	$39,049

	Six months ended June 30, 2024
	Operating Cost	Operating Expense	Total
Employee benefit expense	9,183	21,628	30,811
Depreciation charges on property, plant and equipment	8,993	4,186	13,179
	$18,176	$25,814	$43,990

(21)	Employee benefit expense

	Six months ended June 30, 2025
	Operating Cost	Operating Expense	Total
Wages and salaries	7,038	15,144	22,182
Employee stock options	0	0	0
Pension costs	420	708	1,128
Other personnel expenses	1,095	1,274	2,369
	$8,553	$17,126	$25,679

	Six months ended June 30, 2024
	Operating Cost	Operating Expense	Total
Wages and salaries	7,557	18,872	26,429
Employee stock options	0	0	0
Pension costs	413	811	1,224
Other personnel expenses	829	1,459	2,288
	$8,799	$21,142	$29,941

A.	In accordance with the Articles of Incorporation of the Company, a ratio of distributable profit of the current year, after covering accumulated losses, shall be distributed as employees’ compensation and directors’ and supervisors’ remuneration. The ratio shall not be lower than 1%~15% for employees’ compensation.

B.	For the six months ended June 30, 2025 and 2024, the Company had incurred a net loss, and thus did not accrue employees’ compensation and directors’ and supervisors’ remuneration.

~18~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

(22)	Income tax

A.	Income tax expense

(a) Components of income tax expense:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Current tax:
Current tax on profits for the period	$-	$-
Total current tax	-	-
Deferred tax:
Origination and reversal of temporary differences	-163	-114
Income tax benefit	$-163	$-114

B.	The Company’s income tax returns through 2022 have been assessed and approved by the Tax Authority.

(23)	Losses per share

	Six months ended June 30, 2025
	Amount	Weighted average number of ordinary shares outstanding (share in	Losses per share
	after tax	thousands)	(in dollars)
Basic/Diluted losses per share
Loss attributable to ordinary shareholders of the parent	(54,253)	28,151	(1.93)

	Six months ended June 30, 2024
	Amount	Weighted average number of ordinary shares outstanding (share in	Losses per share
	after tax	thousands)	(in dollars)
Basic/Diluted losses per share
Loss attributable to ordinary shareholders of the parent	(35,711)	28,151	(1.27)

~19~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

(24)	Supplemental cash flow information

Investing activities with partial cash payments

	Six months ended June 30, 2025	Six months ended June 30, 2024
Purchase of property, plant and equipment	1,500	8,284
Add: Opening balance of payable on equipment	1,222	267
Add: Opening balance of prepayment for equipment	13,500	5,418
Less: Ending balance of payable on equipment	0	-446
Less: Ending balance of prepayment on equipment	0	-1,222
Cash paid during the period	$16,222	$12,301

(25)	Changes in liabilities from financing activities

	Short-term borrowings	Lease liability	Long-term borrowings (including those matured within one year)	Liabilities from financing activities-gross
At January 1, 2025	90,000	7,889	43,876	141,765
Changes in cash flow from financing activities	-	-5,178	-6,893	-12,071
Changes in other non-cash items	-	2,538	-	2,538
At June 30, 2025	$90,000	$5,249	$36,983	$132,232

	Short-term borrowings	Lease liability	Long-term borrowings (including those matured within one year)	Liabilities from financing activities-gross
At January 1, 2024	$90,000	$7,003	$50,473	$147,476
Changes in cash flow from financing activities	-	-4,988	-2,580	-7,568
Changes in other non-cash items	-	6,806	-	6,806
At June 30, 2024	$90,000	$8,821	$47,893	$146,714

7. Related Party Transactions

(1)	Names of related parties and relationship

Names of related parties	Relationship with the Company
Semilux International Ltd.(SELX)	Parent Company

(2)	Significant related party transactions

A.	Payment on behalf of others

使用滑鼠雙擊這裡以編輯新增的表格段。

The payments on behalf of others mainly consist of audit fees, consultancy fees, and listing-related expenses paid on behalf of SELX for its public listing in the United States. The payments on behalf of others bear no interest.

	June 30, 2025	December 31, 2024	June 30, 2024
Payment on behalf of others (Recorded as Other current assets)	-	-	-
SELX	46,172	46,172	46,172

~20~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

B.	Payables to related parties:

	June 30, 2025	December 31, 2024	June 30, 2024
Other payables SELX			2,487

The other payables primarily consist of advances made by SELX.

(3)	Key management compensation

	Six months ended June 30, 2025	Six months ended June 30, 2024
Salaries and other short-term employee benefits	$6,671	$6,842

8.	Pledged Assets

The Company’s assets pledged as collateral are as follows:

	Book value
Pledged asset	30-Jun-25	31-Dec-24	30-Jun-24	Purpose
Financial assets at amortised cost	97,350	97,350	97,350	Short-term borrowings
Property, plant, and equipment	20,334	22,044	23,754	Long-term borrowings
	$117,684	$119,394	$121,104

9.	Significant Contingent Liabilities and Unrecognised Contract Commitments

Commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	30-Jun-25	31-Dec-24	30-Jun-24
Property, plant and equipment	-	-	$9,750

10.	Significant Disaster Loss

None.

~21~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

11. Significant Events after the Balance Sheet Date

(1)	On July 29, 2024, the Company’s Board of Directors resolved to approve a cash capital increase by issuing new shares. The planned issuance is 15,000 thousand shares at an issue price of $20 per share, with a total amount of $300,000 thousand.

12. Others

(1)	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Company may adjust the amounts of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

During the six months ended June 30, 2025, the Company monitors funds by regularly reviewing the ratio of liabilities to assets. The gearing ratios at June 30, 2025, December 31, 2024 and June 30, 2024, were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024
Total borrowings	120,757	133,875	165,481
Total asset	298,402	315,164	418,068
Gearing ratio	40.47%	42.48%	39.58%

~22~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

(2)	Financial instruments

A.	Financial instruments by category

	30-Jun-25	31-Dec-24	30-Jun-24
Financial assets
Financial assets at amortised cost
Cash and cash equivalents	53,349	117,748	150,108
Financial assets at amortised cost	82,400	82,000	97,350
Accounts receivable	3,454	6,557	4,714
Other receivables	154	24	18
Guarantee deposits paid	2,441	13,754	5,765
	$141,798	$220,083	$257,955

	30-Jun-25	31-Dec-24	30-Jun-24
Financial liabilities
Financial liabilities at amortised cost
Short-term borrowings	90,000	90,000	90,000
Accounts payable	151	16	346
Other accounts payable	15,226	109,277	11,561
Other payables to related parties	-	-	2,487
Long-term borrowings (including current portion)	36,983	43,875	47,893
	$142,360	$243,168	$152,287

	30-Jun-25	31-Dec-23	30-Jun-24
Current lease liabilities	13,416	12,190	5,562
Non-current lease liabilities	6,152	13,474	3,259
	$19,568	$25,664	$8,821

B.	Financial risk management policies

(a)	The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. To minimise any adverse effects on the financial performance of the Company, derivative financial instruments, such as foreign exchange forward contracts and foreign currency option contracts are used to hedge certain exchange rate risk, and interest rate swaps are used to fix variable future cash flows. Derivatives are used exclusively for hedging purposes and not as trading or speculative instruments.

(b)	Risk management is carried out by a central treasury department (Company treasury) under policies approved by the Board of Directors. Company treasury identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas and matters, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

~23~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

C.	Significant financial risks and degrees of financial risks

(a)	Market risk

Foreign exchange risk

i.	The Company operates internationally and is exposed to foreign exchange risk arising from the transactions of the Company and its subsidiaries used in various functional currency, primarily with respect to the USD and RMB. Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities.

ii.	The Company’s businesses involve some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: NTD; other certain subsidiaries’ functional currency:USD). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	June 30, 2025
	Foreign currency amount				Effect on	Effect on other
(Foreign currency: functional currency)	(In thousands)	Exchange rate	Book value (NTD)	Degree of variation	profit or loss	comprehensive income
Financial assets
Monetary items
USD:NTD	$1,548	29.3	$45,356	9.7%	$4,400	$-

	December 31, 2024
	Foreign currency amount				Effect on	Effect on other
(Foreign currency: functional currency)	(In thousands)	Exchange rate	Book value (NTD)	Degree of variation	profit or loss	comprehensive income
Financial assets
Monetary items
USD:NTD	$3,356	32.78	$110,010	1%	$110	$-

	June 30, 2024
	Foreign currency amount				Effect on	Effect on other
(Foreign currency: functional currency)	(In thousands)	Exchange rate	Book value (NTD)	Degree of variation	profit or loss	comprehensive income
Financial assets
Monetary items
USD:NTD	$8,882	32.45	$288,221	1%	$2,882	$-
Financial liabilities
Monetary items
USD:NTD	$78	32.45	$2,531	1%	$25	$-

~24~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

iii.	Total exchange gain, including realised and unrealised, arising from significant foreign exchange variation on the monetary items held by the Company for the six months ended June 30, 2025 and 2024 amounted to $517 and $14,389, respectively.

Cash flow and fair value Interest rate risk

i.	The Company’s main interest rate risk arises from short-term/long-term borrowings with variable rates, which expose the Company to cash flow interest rate risk. During January 1 to June 30, 2025 and 2024, the Company’s borrowings at variable rate were mainly denominated in New Taiwan dollars.

ii.	If the borrowing interest rate of dollars had increased/decreased by 1% with all other variables held constant, profit, net of tax for the six months ended June 30, 2025 and 2024 would have increased/decreased by $ 524 and $ 552, respectively. The main factor is that changes in interest expense result in floating-rate borrowings.

(b)	Credit risk

i.	Credit risk refers to the risk of financial loss to the Company arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms, and the contract cash flows of debt instruments stated at amortised cost, at fair value through profit or loss and at fair value through other comprehensive income.

ii.	For banks and financial institutions, the Company transacts with a variety of banks and financial institutions, mainly domestic and overseas well-known financial institutions, to avoid concentration in any single counterparty and to minimize credit risk. The Company can only enter into the financial services and loan agreement provided by banks and financial institutions after being approved by the Board of Directors or authorized management according to the Company’s delegation of authorization policy. To prevent legal risks, the Company signs with banks and financial institutions after all documents are examined by counsel or legal advisors. The Company periodically checks the credit rating, conditions and quality of service as well as transactions. According to the Company’s operating condition, the credit limits and utilization of credit limits are monitored on a regular basis and maintained within a reasonable range to ensure it meets the needs of the operation.

iii.	The Company adopts the assumptions under IFRS 9, the default occurs when the contract payments are past due over 90 days.

iv.	The Company adopts the following assumptions under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition:

If the contract payments were past due over 30 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

~25~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

v.	The Company classifies customers’ accounts receivable in accordance with credit rating of customer. The Company applies the modified approach using a provision matrix based on the loss rate methodology to estimate expected credit loss under the provision matrix basis.

vi.	The following indicators are used to determine whether the credit impairment of debt instruments has occurred:

(i)	It becomes probable that the issuer will enter bankruptcy or other financial reorganisation due to their financial difficulties;

(ii)	The disappearance of an active market for that financial asset because of financial difficulties;

(iii)	Default or delinquency in interest or principal repayments;

(iv)	Adverse changes in national or regional economic conditions that are expected to cause a default.

vii.	The Company wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Company will continue executing the recourse procedures to secure their rights.

viii.	The Company used the future-prospective considerations to adjust historical and timely information to assess the default possibility of accounts receivable. On June 30, 2025, and 2024, the provision matrix is as follows:

	Six months ended June 30,2025
	Expected loss rate	Total book value	Loss allowance
Not past due	0.00%	2,864
Up to 30 days past due	0.00%	510
31~90 days	0.00%	293
More than 90 days	100.00%	23	23
Total		$3,690	$23

~26~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

	Year ended December 31, 2024
	Expected loss rate	Total book value	Loss allowance
Not past due	0.00%	6,232
Up to 30 days past due	0.00%	236
31~90 days	0.00%
More than 90 days	100.00%
Total		$6,468

	Six months ended June 30, 2024
	Expected loss rate	Total book value	Loss allowance
Not past due	0.02%	4,049
Up to 30 days past due	0.15%	140
31~90 days	2.62%	6
More than 90 days	100.00%	8	8
Total		$4,203	$8

ix.	Movements in relation to the Company applying the modified approach to provide loss allowance for accounts receivable, contract assets and lease payments receivable are as follows:

	2025	2024
	Accounts receivable	Accounts receivable
At January 1	$23	$8
Reversal of impairment loss	-	-
At June 30	$23	$8

(c)	Liquidity risk

i.	Cash flow forecasting is performed in the operating entities of the Company and aggregated by Company treasury. Company treasury monitors rolling forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Company does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Company’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable external regulatory.

~27~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

ii.	The Company has the following undrawn borrowing facilities:

	30-Jun-25	31-Dec-24	30-Jun-24
Fixed rate:
Expiring beyond one year	-	-	$13,040

iii.	The table below analyses the Company’s non-derivative financial liabilities and net-settled or gross-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date for non-derivative financial liabilities and to the expected maturity date for derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

30-Jun-25	Less than 1 year	Between 1 and 2 years	Over 2 years	Total
Non-derivative financial liabilities
Short-term borrowings	90,000	-	-	90,000
Accounts payable	151	-	-	151
Other payables	15,226	-	-	15,226
Lease liability	3,347	1,063	957	5,367
Long-term borrowings (including current portion)	1,149	12,118	7,719	20,986

31-Dec-24	Less than 1 year	Between 1 and 2 years	Over 2 years	Total
Non-derivative financial liabilities
Short-term borrowings	90,000	-	-	90,000
Accounts payable	16	-	-	16
Other payables	109,227	-	-	109,227
Lease liability	5,763	1,287	1,533	8,583
Long-term borrowings (including current portion)	1,149	12,918	9,447	23,514

30-Jun-24	Less than 1 year	Between 1 and 2 years	Over 2 years	Total
Non-derivative financial liabilities
Short-term borrowings	91,791	$-	$-	91,791
Accounts payable	346	-	-	346
Other payables	11,561	-	-	11,561
Other payables to related parties	2,487	-	-	2,487
Lease liability	5,763	1,684	1,755	9,202
Long-term borrowings (including current portion)	11,109	12,383	25,420	48,912

~28~

SEMILUX INTERNATIONAL Ltd.

NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

(3)	Fair value information

A.	The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Company’s equity investment without active market is included in Level 3.

B.	Financial instruments not measured at fair value

Except for those listed in the table below, the carrying amounts of cash and cash equivalents, notes receivable, accounts receivable, other receivables, short-term borrowings, notes payable, accounts payable and other payables are approximate to their fair values.

C.	The Company has no financial/ non-financial instruments measured at fair value.

13.	Segment Information

Not applicable.

~29~